UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

PART I

NOTIFICATION

This Form 1-K is to provide an [X] Annual Report OR [  ] Special Financial Report

for the fiscal year ended 12/31/2019

LIVECARE, INC.
Exact name of issuer as specified in the issuer’s charter

Delaware	83-1151012
Jurisdiction of incorporation/organization	I.R.S. Employer Identification Number

1830 Prospector Avenue, Park City, UT 84060

Address of principal executive offices

(800) 345-0491

Telephone number

Common Stock

Title of each class of securities issued pursuant to Regulation A

Common Stock, par value $0.001

Summary Information Regarding Prior Offerings and Proceeds

The following information must be provided for any Regulation A offering that has terminated or completed prior to the filing of this Form 1-K unless such information has been previously reported in a manner permissible under Rule 257. If such information has been previously reported, check this box [  ] and leave the rest of Part I blank.

Not applicable

BUSINESS

Overview

LiveCare Inc. is a telemedicine service provider. This plan is intended to assist the company by establishing the parameters and setting goals to become a profitable company in the year 2020. This goal will be accomplished through strategic growth and the implementation of a marketing plan to increase sales and revenue.

The Industry

The telemedicine industry is growing at an extremely fast rate. LiveCare Inc. intends to capture a portion of the market through superior customer service, better and faster results for clients, and cutting-edge technology. With the rapid growth projected LiveCare Inc. is in an industry that will see huge success over the next several years. It is our goal to become in industry leader while maintaining our excellent customer service.

Strategy

LiveCare is seeking to become the market leader in remote patient monitoring telemedicine by combining the necessary testing hardware with a more impactful resource: regular guidance and encouragement from competent, friendly medical professionals. We recruit doctors, certified diabetes educators (CDEs), registered nurses, nursing assistants, nutritionists, and even physical therapists. This ensures that guidance can be legally and accurately given to members in real-time. Although interactions with machines are replacing interactions between individuals, and the science behind this shift’s effects is still developing, there’s evidence that our increasing focus on technology—and away from real-life interactions—is creating an increasing market need. LiveCare is filling that need by personnel and a platform that regularly and directly communicates with the patient with both kindness and competence.

PROPERTY

The principle office of the company is located at 1830 Prospector Avenue, Park City, UT 84060. This location has an office suite approximately 1200 square feet and access to a conference room for meetings. The Company entered into a six-month lease on this office in March of 2020.

 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto of the Company, as well as the financial statements and the notes thereto , included in this Offering Circular. The following discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” above.

Results of Operations of the Company Ended December 31, 2019

Throughout 2019, the Company continued to raise capital and build business infrastructure including software and hardware applications, sales and marketing models and deployment strategies. With this infrastructure The Company expects to begin live remote patient monitoring in Q1 of 2020. The design and implementation of these programs will set a distinct selling advantage in the telemedicine marketing industry. There were no Significant Expenses during the period.

Results of operations during the year ended December 31, 2019 allowed the Company to be in position to commence live patient monitoring in 2020. As a startup company, the ability to produce revenues and generate income is an integral component to the long-term success of the company. The infrastructure development for the year ended December 31, 2019 will allow us to continue to grow at a rapid pace.

Liquidity and Capital Resources of the Company

As previously noted, we are a start-up company and have serious doubts as a going concern. Our ability to succeed in the market will greatly depend on our ability to secure investment funding through the sale of securities. We intend to use proceeds of the sale of securities to increase our market presence through continued infrastructure-building, advertising and hiring key staff members that will assist us in forming strategic partnerships. At the period end the company had $244,944 cash on hand. We intend to raise the funds necessary through security sales and not undertake additional loans. If needed, we are able to secure additional loans from private individuals as well as banking institutions.

MANAGEMENT

Name	Position	Age	Start Date
James Dalton	Chairman	76	07/2018
Cornelius Max Rockwell	CEO	51	07/2018
John J. Brannelly	Chief Legal Officer	55	07/2018

James Dalton, Max Rockwell and John J. Brannelly combine for over 50 years of experience in marketing and technology development. They have opened several successful businesses and know what it takes to build a new company. Mr. Dalton has extensive experience in building companies with particular expertise in sales forces and managing the entire sales process. Mr. Rockwell has worked with numerous companies and engaged in significant capital-raising as well as company development. Mr. Brannelly is an attorney with 28 years’ experiences in corporate law and has also been a founder of several successful companies.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

 The following table sets forth information as to the shares of common stock beneficially owned as of December 31, 2019 by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each Director; (iii) each Executive Officer; and (iv) all of our Directors and Executive Officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned by them.

Directors and Executive Officers	Amount	Percent
Cornelius Max Rockwell	2,500,000	15
James Dalton	2,500,000	15
JJB Holdings, LLC	2,500,000	15
Feras Al-Kandari	2,500,000	15
Cloverleaf Investors, LLC	1,000,000	6

Founder shares that were issued upon inception of the company in July of 2018. Cloverleaf Investors, LLC acquired its shares via a Reg D offering in March of 2019.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During the year ended December 31, 2019, LiveCare Inc. paid a total of $120,000.00 of wages to management.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Live Care, Inc. (formerly Gulf Chronic Care, Inc.)

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Live Care, Inc. (formerly Gulf Chronic Care, Inc.) (the “Company”) as of December 31, 2019 and 2018, and the related statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2019 and the period from July 10, 2018 (inception) through December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and for the period from July 10, 2018 (inception) through December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company's auditor since 2018.

Houston, Texas

May 15, 2020

LIVECARE, INC.

(Formerly GULF CHRONIC CARE INC.)

BALANCE SHEETS

	For the Year Ended December 31,
	2019	2018
ASSETS
Current assets:
Cash	$244,944	$84,810
Prepaid expenses	—	7,000
Total current assets	244,944	91,810
Total assets	$244,944	$91,810
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable, related party	$—	$7,705
Accrued wages	74,460	60,000
Accounts payable	7,549	325
Total current liabilities	82,009	68,030
Stockholders' equity:

Common stock; $0.01 par value, 100,000,000 shares authorized,	159,349	109,500
Additional paid-in capital	1,050,199	85,500
Stock subscriptions receivable	(113,700)	—
Accumulated deficit	(932,913)	(171,220)
Total stockholders' equity	162,935	23,780
Total liabilities and stockholders' equity	$244,944	$91,810

The accompanying notes are an integral part of these financial statements.

LIVECARE, INC.

(Formerly GULF CHRONIC CARE INC.)

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2019	For the Period from Inception on July 10, 2018 Through December 31, 2018
Operating Expenses:
General and administrative	$594,498	$111,220
Compensation expense	169,000	60,000
Total operating expenses	763,498	171,220
Loss before other expenses	(763,498)	(171,220)
Other Income:
Interest income	1,805	—
Total other income	1,805	—
Loss before income taxes	(761,693)	(171,220)
Provision for income taxes	—	—

Net loss	$(761,693)	$(171,220)
Basic loss per common share	$(0.05)	$(0.02)
Basic weighted average common shares outstanding	14,439,417	10,085,057

The accompanying notes are an integral part of these financial statements.

LIVECARE, INC.

(Formerly GULF CHRONIC CARE INC.)

STATEMENTS OF CASHFLOWS

	For the Year Ended December 31, 2019	For the Period from Inception on July 10, 2018 Through December 31, 2018

Cash flows from operating activities:
Net loss	$(761,693)	$(171,220)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Common stock issued for services	292,600	100,000
Changes in operating assets and liabilities:
Decrease in prepaid assets	7,000	(7,000)
Increase in accounts payable	7,224	325
Increase in accounts payable and salaries payable - related party	6,755	67,705
Net cash used in operating activities	(448,114)	(10,190)
Cash flows from financing activities:
Proceeds from the sale of common stock, net	608,248	95,000
Net cash provided by financing activities	608,248	95,000
Net change in cash	160,134	84,810
Cash, beginning of period	84,810	—
Cash, end of period	$244,944	$84,810

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—

The accompanying notes are an integral part of these financial statements.

LIVECARE, INC.

(Formerly GULF CHRONIC CARE INC.)

STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Stock Subscriptions	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Receivable	Deficit	Equity
Balance, Inception July 10, 2018	—	$—	$—	—	$—	$—
Common stock issued to founders	10,000,000	100,000	—	—	—	100,000
Common stock issued for cash	950,000	9,500	85,500	—	—	95,000
Net loss for the period ended December 31, 2018	—	—	—	—	(171,220)	(171,220)
Balance, December 31, 2018	10,950,000	109,500	85,500	—	(171,220)	23,780
Common stock issued for services	2,476,000	24,760	267,840	—	—	292,600
Common stock issued for cash, net	2,508,900	25,089	696,859	(113,700)	—	608,248
Net loss for the year ended December 31, 2019	—	—	—	—	(761,693)	(761,693)
Balance, December 31, 2019	15,934,900	$159,349	$1,050,199	(113,700)	$(932,913)	$162,935

The accompanying notes are an integral part of these financial statements.

LIVECARE, INC.

(Formerly GULF CHRONIC CARE INC.)

Notes to Financial Statements

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on July 10, 2018, under the laws of the State of Delaware under the name Gulf Coast Chronic Care, Inc. During 2019, the Company changed its name to LiveCare, Inc. The financial statements presented are those of LiveCare, Inc. (“LiveCare”, or the “Company”) (formerly Gulf Coast Chronic Care, Inc.).

LiveCare is seeking to become the pre-eminent chronic care service and technology provider of a proven solution for the diabetes epidemic in the Gulf Cooperation Council countries. Through visibility into daily health status, proactive real time communication, personalized support and programs designed to better engage diabetics in their overall wellness, LiveCare improves health, outcomes, lowers risks and vastly reduces the cost of care.

a.	Basis of Presentation

The accompanying financial statements of LiveCare have been prepared using the accrual method in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission. LiveCare has elected a calendar year-end.

b.       Cash Equivalents

LiveCare considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

c.       Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d.       Revenue Recognition Policy

The Company recognizes revenue in accordance with the provisions of Accounting Series Codification (“ASC”) 606, Revenue From Contracts With Customers (“ASC 606”), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. ASC 606 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue based on the allocation of the transaction price to each performance obligation as each performance obligation in a contract is satisfied. The Company has not generated any revenues since its inception.

e.       Stock-Based Compensation

LiveCare records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with ASC 718, Stock Compensation and are measured and recognized based on the fair value of the equity instruments issued.

All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with ASU 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, whereby based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

f.       Fair Value of Financial Instruments

ASC 820, Fair Value Measurements (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of cash, accounts payable, and accrued liabilities approximate fair value. Pursuant to ASC 820 and 825, the fair value of cash is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

g.       New Accounting Pronouncements

LiveCare has implemented all new accounting pronouncements that are in effect and that may impact its financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260) Distinguishing Liabilities from Equity (Topic 480) Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features, II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Part I of Topic 260 eliminates the requirement to consider “down round” features when determining whether certain equity-linked financial instruments or embedded features are indexed to an entity’s own stock. The ASU 2017-11 amendments in Part I are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company adopted the new guidance effective January 1, 2019 without a material impact on our financial statements.

h.       Long Lived Assets

Periodically the Company assesses potential impairment of its long-lived assets, which include property, equipment and acquired intangible assets, in accordance with the provisions of ASC Topic 360, Property, Plant and Equipment. The Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying values. An impairment loss would be recognized in the amount by which the recorded value of the asset exceeds the fair value of the asset, measured by the quoted market price of an asset or an estimate based on the best information available in the circumstances. There were no such losses recognized since inception.

i.       Basic and Diluted Loss Per Share

LiveCare presents both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including convertible debt, stock options, and warrants, using the treasury stock method, and convertible debt instrument, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. There were potential dilutive instruments outstanding at December or 31, 2018 and 2019.

j.       Income Taxes

LiveCare files income tax returns in the U.S. federal jurisdiction, and the state of Delaware. LiveCare’s policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Net deferred tax assets consist of the following components as of December 31, 2019 and 2018:

	2019	2018
Deferred tax assets:
Net operating loss carryforward	$111,913	$14,906
Valuation allowance	(111,913)	(14,906)
	$—	$—

The federal income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 21% to pretax income from continuing operations for the years ended December 31, 2019 and 2018 due to the following:

	2019	2018
Pre-tax book loss	$(159,956)	$(35,956)
Meals	1,503	50
Common stock issued for services	61,446	21,000
Net operating loss carryforward	97,007	14,906
	$—	$—

The Company had net operating losses of approximately $532,917 that begin to expire in 2029.  Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years. In accordance with the statute of limitations for federal tax returns, the Company’s federal tax returns for the year 2018 is subject to examination.

NOTE 2 - RELATED PARTY TRANSACTIONS

Wages Payable

As of December 31, 2019 and 2018, LiveCare owes back due wages to its President and CEO in the amount of $69,000 and $30,000, respectively, and its Chairman $5,460 and $30,000, respectively

Related Party Payables

During the period from inception on July 10, 2018 through December 31, 2018, two officers and directors paid expenses on behalf of the Company. During the year ended December 31, 2019, LiveCare repaid these amounts. As of December 31, 2019 and 2018, the Company owed related parties a total of $0 and $7,705, respectively.

Commitments and Contingencies

During June 2018, the Company entered a three-month office lease in Tampa, Florida with automatic three-month renewals. The lease calls for monthly payments of $99 per month, or total expense of $1,188 and $594 during the year ended December 31, 2019 and the period ended December 3, 2018, respectively.

NOTE 3 - STOCKHOLDERS’ EQUITY

At inception on July 10, 2018, LiveCare issued a total of 10,000,000 shares of common stock as founders’ shares for services valued at $100,000, or $0.01 per share.

During November and December 2018, the Company sold a total of 950,000 shares of common stock for cash of $95,000, or $0.10 per share.

During the year ended December 31, 2019, LiveCare issued a total of 2,426,000 shares of common stock for services valued at $242,600, or $0.01 per share.

During November 2019, LiveCare issued a total of 50,000 shares of common stock for services valued at $50,000, or $1.00 per share.

Between January and June 2019, LiveCare issued a total of 2,010,000 shares of common stock for cash of $225,000, or approximately $0.11 per share.

Between August and December 2019, LiveCare issued a total of 498,900 shares of common stock for cash of $385,500 and subscriptions receivable of $113,700, or approximately $1.00 per share.

During the year ended December 31, 2019, LiveCare paid $1,952 in stock issuance costs related to sales of stock for cash.

NOTE 4 - GOING CONCERN

LiveCare's financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, LiveCare has recently accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the LiveCare's ability to continue as a going concern are as follows:

LiveCare is currently seeking funding for the start-up of operations and plans to enter into several financing transactions. The continuation of LiveCare as a going concern is dependent upon its ability to generating profitable operations that produce positive cash flows.  If LiveCare is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that LiveCare will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan.  The ability of LiveCare to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 5 - SUBSEQUENT EVENTS

During January to March 2020, the Company received $113,700 in cash for subscriptions receivable.

During January to April 2020, LiveCare sold 560,000 shares of common stock for cash of $560,000, or $1.00 per share.

During January to April 2020, LiveCare issued 305,000 shares of common stock for services valued at $305,500, or $1.00 per share.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 15,2020.

LIVECARE, INC.

By:	/s/ Cornelius M. Rockwell
Name:	Cornelius M. Rockwell
Title:	President, Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on May 15,2020.

LIVECARE, INC.

By:	/s/ Cornelius M. Rockwell
Name:	Cornelius M. Rockwell
President, Chief Executive Officer and Director
(Principal Executive Officer)